UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

____________________________

Commission File Number 1-4393
____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUGET ENERGY, INC.
10885 N.E. 4th St.
Bellevue, Washington 98004-5591

Investment Plan for Employees of Puget Sound Energy, Inc.
Index
December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule*

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulation for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Compensation and Leadership Development Committee of
Puget Sound Energy, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Investment Plan for Employees of Puget Sound Energy, Inc. (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the years ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
June 29, 2005

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investments, at fair value	$374,440,653	$327,307,958
Receivables
Employer contribution	1,073,851	946,649
Participant contributions	500,077	417,026
Total receivables	1,573,928	1,363,675
Total assets	376,014,581	328,671,633
Net assets available for benefits	$376,014,581	$328,671,633

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to
Interest and dividend income	$15,086,032	$8,316,285
Net appreciation in value of investments	31,113,562	49,486,673
Net investment income	46,199,594	57,802,958
Contributions
Employer	6,137,046	5,509,608
Participant	13,326,043	11,209,313
Total contributions	19,463,089	16,718,921
Total additions to net assets	65,662,683	74,521,879
Deductions from net assets attributed to
Participant distributions	(18,319,735)	(14,385,776)
Increase in net assets available for benefits	47,342,948	60,136,103
Net assets available for benefits
Beginning of year	$328,671,633	$268,535,530
End of year	$376,014,581	$328,671,633

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The following description of the Investment Plan for Employees of Puget Sound Energy, Inc., (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all regular full-time and part-time employees of Puget Sound Energy, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On January 1, 2001, Puget Sound Energy, Inc. reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Puget Energy, Inc. Puget Energy, Inc. was incorporated in the State of Washington and all its operations are conducted through its subsidiaries.

Pursuant to the reorganization, Puget Energy, Inc. became the owner of all of Puget Sound Energy Inc.’s common stock. Holders of Puget Sound Energy, Inc.’s existing common stock, including the Plan, exchanged their Puget Sound Energy, Inc. common stock on a one-for-one basis for the common stock of Puget Energy, Inc.

Contributions
Non-union represented and certain union represented participants of the Plan may elect to make contributions of 1% to 16% of their eligible compensation, subject to certain limits. Certain other union represented participants may elect to make contributions of 1% to 12% of their eligible compensation, subject to certain limits. Participants may contribute to the Plan from pre-tax compensation, after-tax compensation, or a combination of both. Effective October 1, 2002, participants who will be at least 50 years old by the end of the year may elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Each plan year, the Company makes a required contribution on behalf of non-union represented and certain union represented participants equal to 1% of each such participant’s base pay. In addition to the required contribution, the Company makes a matching contribution on behalf of non-union represented and certain union represented participants on the last day of each pay period equal to 100% of each such participant's contributions up to and including 4% of such participant’s eligible compensation, plus 50% of such participant’s contributions from 5% to 8% of such participant’s eligible compensation, subject to certain limits. For certain other union represented participants, the Company makes a matching contribution on behalf of each participant equal to 55% of each such participant’s contributions up to 6% of such participant’s eligible compensation. The Company also may make a discretionary contribution in a given year to non-union represented and certain union represented participants who are employed on the last day of the plan year. The Company may elect to pay all or part of its contributions in common stock of Puget Energy, Inc., rather than in cash. During 2004 and 2003, a portion of the Company contributions were made in common stock. The remainder of the Company’s contributions were made in cash.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2004 and 2003

Unvested Company contributions that are forfeited by participants are used to restore any portion of a former participant’s accounts that was previously forfeited if such participant is reemployed by the Company or an affiliate before a five year break in service. Any additional forfeited amounts are used to reduce future Company contributions required to be paid to the Plan. To the extent that forfeited amounts are insufficient to restore any such former participant’s accounts, additional special Company contributions may be necessary.

All participant and Company contributions are invested at the direction of each participant in any of the available investment options.

Included within Participant Contributions for 2004 is $1,471,145 related to former Puget Sound Energy, Inc. subsidiary investment plans that were closed and funds not withdrawn by participants were rolled over into the Puget Sound Energy, Inc. plan.

Participant Loans
Loans are available to non-union represented and certain union represented participants who have an account under the Plan. Such participants may borrow up to the lesser of $50,000 or 50% of the total value of their vested account balances. Loan amounts are restricted to a minimum of $1,000. Loan terms are not to exceed five years, or if the loan proceeds are used to finance the participant's principal residence, not to exceed 15 years. Loans may be additionally limited in accordance with Plan provisions. At December 31, 2004, loans bear interest at a range of 6% to 10.5%. Interest rates are based on commercial interest rates at the time each loan is made. Interest income related to loans outstanding was $149,742 and $160,092 for 2004 and 2003, respectively. Interest income is allocated to the various funds as directed by the participants.

Plan Expenses
Expenses incurred for brokerage and similar services, or for investment advice and the evaluation thereof are charged to participant accounts. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. These expenses were voluntarily paid by the Company during 2004 and 2003.

Vesting
Participants are fully vested in their participant contribution accounts at all times and become fully vested in their Company contribution accounts under any of the following circumstances (as defined in the Plan document): termination of the Plan; attainment of age 65 while employed by the Company; termination due to layoff, death or disability; entry into the United States Armed Forces for more than 90 days; or, after completion of a one year period of service for non-union represented and certain union represented employees or a three-year period of service for certain other union represented employees.

If a participant’s service with the Company terminates for any reason other than as described above, the participant is entitled to receive the balance of his or her participant contribution account, but not his or her Company contribution accounts.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2004 and 2003

Payment of Benefits and Withdrawals
Upon termination of service, a participant or his or her beneficiary will generally receive a lump sum cash distribution equal to the value of the participant’s vested interest in his or her accounts; provided, however that the participant or his or her beneficiary may elect to receive whole shares of common stock of Puget Energy, Inc. to the extent his or her accounts are deemed invested in such stock. In some cases, in lieu of receiving a lump sum distribution, a participant may elect installments over the shorter of ten years or the participant’s life expectancy or a non-transferable annuity contract for a specified number of years not to exceed the joint life expectancy of the participant and his or her spouse. A participant may also be eligible to roll the distribution over to an individual retirement account or annuity or another employer’s retirement plan. In addition to the payment of benefits, the Plan provides for the withdrawal of a participant’s after-tax contributions and hardship withdrawals. Such withdrawals may restrict future participation in the Plan, pursuant to the provisions of the Plan document.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in combinations of common stock, mutual funds, and common and commingled trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Investments in Puget Energy, Inc. stock are traded on a national securities exchange. These investments are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

Investments in common and commingled trust funds are valued based on financial statements provided by the Plan’s investment custodians, which are audited annually by independent accountants. Values for such funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2004 and 2003

Purchases and sales of securities are reflected on a trade-date basis. Average cost or recorded cost is used in determination of realized gain or loss on sales of securities.

Dividend income is recorded on the ex-dividend date. Other income is recorded as earned on an accrual basis.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2004	2003

Common stock
Puget Energy, Inc., 1,408,083 and 1,536,100
shares, respectively	$ 34,779,650	$ 36,513,106
Mutual funds
PIMCO Total Return Fund, 2,243,424 and 2,239,571
shares, respectively	23,937,336	23,985,809
T. Rowe Price New Era Fund, 1,104,818 and 938,301
shares, respectively	37,210,264	25,540,381
T. Rowe Price Small-Cap Value Fund, 1,561,487 and 1,460,021
shares, respectively	55,713,854	42,910,026
T. Rowe Price Equity Income Fund, 2,841,747 and 2,770,027
shares, respectively	75,562,057	66,923,848
PBHG Mid-Cap Value Fund, 1,193,788 and 1,019,204
shares, respectively	22,132,828	17,509,924
Common and commingled trust funds
T. Rowe Price Equity Index Trust Fund, 1,087,505 and
1,114,640 shares, respectively	37,160,035	34,408,940
T. Rowe Price Stable Value Trust Fund, 49,638,407 and
47,641,764 shares, respectively	49,638,407	47,641,764

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,113,562 and $49,486,673, respectively. This appreciation is summarized as follows:

	2004	2003

Common stock	$ 1,280,755	$ 2,740,544
Mutual funds	26,216,461	39,218,400
Common and commingled trust funds	3,616,346	7,527,729
Net appreciation in value of investments	$ 31,113,562	$ 49,486,673

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2004 and 2003

4.	Related Party Transactions

Certain Plan investments include shares of Puget Energy, Inc. common stock and shares of mutual funds and common and commingled trust funds managed by T. Rowe Price, who also acts as the trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for trustee services were paid by the Plan sponsor. Fees associated with the management of the funds are incorporated into the net asset value of the funds.

The Plan’s investment in Puget Energy, Inc. common stock represents approximately 9% and 11% of the total value of investments at December 31, 2004 and 2003, respectively. Gross purchases of Puget Energy, Inc. common stock were $2,043,214 and $2,332,169 for 2004 and 2003, respectively. Gross sales of Puget Energy, Inc. common stock were $6,574,903 and $3,306,667 for 2004 and 2003, respectively (including $743,148 and $333,736, respectively of Puget Energy, Inc. stock distributed to members upon withdrawal from the Plan).

5.	Termination and Amendment

The Plan is intended to continue indefinitely; however, the Board of Directors of the Company may at any time and for any reason modify, amend or terminate the Plan. The administrative committee of the Plan may modify or amend the Plan, if such modifications or amendments are administrative in nature or are required by law or regulation to maintain the qualified status of the Plan.

No modification or amendment of the Plan may retroactively deprive any individual of rights accrued under the Plan except to the extent that any change is made necessary by law or regulation issued by the Internal Revenue Service to permit qualification or continued qualification of the Plan as a tax exempt trust under applicable law or regulation. Furthermore, no modification or amendment of the Plan shall cause or permit any part of the Plan to be diverted to purposes other than for the exclusive benefit of participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan or to revert to or become the property of the Company, unless it is first determined by the Internal Revenue Service that the Plan with the proposed modification or amendment will continue to be a qualified plan under Section 401 of the Internal Revenue Code of 1954, as amended, or any statute of similar import.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 9, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Therefore, no provision for income taxes has been included in the Plan's financial statements.

SUPPLEMENTAL SCHEDULE

Investment Plan for Employees of Puget Sound Energy, Inc.
Schedule H, Line 4; - Schedule of Assets (Held at End of Year)
December 31, 2004

		Description of Investment,
		Including Maturity Date,
Identity of Issuer, Borrower,		Rate of Interest, Collateral,		Current
Lessor or Similar Party		Par and Maturity Value	Cost(a)	Value

	Common stock
*	Puget Energy, Inc.	Common stock		$ 34,779,650
	Mutual funds
	PIMCO	Total Return Fund		23,937,336
	PBHG	Mid-Cap Value Fund		22,132,828
	MORGAN STANLEY	Small Company Growth Fund		2,642,387
	MORGAN STANLEY	International Growth Fund		17,403,353
*	T. Rowe Price	Balanced Fund		2,395,483
*	T. Rowe Price	New Era Fund		37,210,264
*	T. Rowe Price	Small-Cap Value Fund		55,713,854
*	T. Rowe Price	Growth Stock Fund		13,971,606
*	T. Rowe Price	Equity Income Fund		75,562,057
	Total mutual funds			250,969,168
	Common and commingled trust funds
*	T. Rowe Price	Equity Index Trust Fund		37,160,034
*	T. Rowe Price	Stable Value Trust Fund		49,638,407
	Total common and
	commingled trust funds			86,798,441
*	Participant loans	Participant loan accounts with
		interest rates ranging from 6%
		to 10.5% and maturity dates
		ranging from 2005 to 2019		1,893,394
	Total investments			$ 374,440,653

*	Represents Party-in-interest to the Plan
(a) Cost has been omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INVESTMENT PLAN COMMITTEE OF PUGET SOUND ENERGY, INC.

/s/ Donald E. Gaines
Donald E. Gaines
Chairman of the Investment Plan Committee
of Puget Sound Energy, Inc.

Date: June 29, 2005

EXHIBIT INDEX

The following exhibits are filed herewith:

23   Consent of Independent Registered Public Accounting Firm